UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 29)

G. Willi-Food International Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.10 per share

(Title of Class of Securities)

       M52523103
(CUSIP Number)

4 Nahal Harif St.,
Yavne 81224, Israel
Attention: Iram Graiver, Chief Executive Officer
Telephone:  972-8-932-1000

with a copy to:

 Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel
Attn:  Perry Wildes, Adv.
 972-3-607-4444

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note:  Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.: M52523103	SCHEDULE 13D	Page 2 of 15 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gregory Gurtovoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,948,528 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,948,528 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,948,528 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.58% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Consists of (i) 8,177,453 Ordinary Shares held directly by Willi-Food Investments Ltd. ("WIL"), and (ii) 771,075 Ordinary Shares held directly by B.S.D. Crown LTD. ("B.S.D.").  The beneficial ownership of the Ordinary Shares is further described in Item 5.

(2)	Based on 13,240,913 Ordinary Shares outstanding as of April 11, 2016 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 3 of 15 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON B.S.D. Crown LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,948,528 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,948,528 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,948,528 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.58% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 8,177,453 Ordinary Shares held directly by WIL, and (ii) 771,075 Ordinary Shares held directly by B.S.D. The beneficial ownership of the Ordinary Shares is further described in Item 5.

(2)	Based on 13,240,913 Ordinary Shares outstanding as of April 11, 2016 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 4 of 15 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Willi-Food Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,177,453 Ordinary Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,177,453 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,177,453 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.76% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 13,240,913 ordinary shares outstanding as of April 11, 2016 (as provided by the Issuer).

This Amendment No. 28 (the "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission October 7, 2002.

Item 1.   Security and Issuer.

The Amendment relates to the ordinary shares, NIS 0.10 nominal value per share (the “Ordinary Shares”), of G. Willi-Food International Ltd. (the “Issuer”), an Israeli company with principal executive offices at 4 Nahal Harif St., Yavne 81224, Israel.

Item 2.   Identity and Background.

Item 2 of Schedule 13D, “Identity and Background” is amended and restated to read as follows:

This Amendment to Schedule 13D is being filed jointly by Willi-Food Investments Ltd. (“WIL”), B.S.D. Crown LTD. (“B.S.D.”), BGI Investments (1961) Ltd. (“BGI”), Israel 18 B.V. (“Israel 18”),  and Mr. Gregory Gurtovoy (“GG”) (the foregoing, collectively, the “Reporting Persons”).  The agreement among the Reporting Persons relating to the joint filing of this Amendment to Schedule 13D is attached as an exhibit hereto.

WIL is controlled by its majority shareholder, B.S.D. (formerly known as Emblaze Ltd.), which in turn is controlled by BGI (which directly owns 25.01% of B.S.D.'s outstanding shares and holds a power of attorney from its controlling shareholder, Israel 18, to vote an additional 19.01% of B.S.D.'s outstanding shares).  BGI is controlled by Israel 18, which owns 71.52% of the outstanding shares in BGI.  Israel 18 is controlled by GG, who owns both regular and preferred shares in Israel 18 which afford him 99.5% of its voting rights and 95% of its issued share capital.

WIL is an Israeli company that acts as a holding company for the shares of the Issuer, which imports and markets food products. The business address of WIL and the Issuer is 4 Nahal Harif St., Northern Industrial Zone, Yavne 8110602, Israel.  B.S.D., an Israeli company which is traded on the London Stock Exchange (symbol: BSD), is engaged in providing various IT, software and mobile services. BGI is a holding company incorporated in Israel that today holds shares of B.S.D.  The business address of both B.S.D. and BGI is 7 Menachem Begin Road, Gibor Sport Tower, 8th Floor, Ramat Gan 5268102, Israel.  Israel 18, which is incorporated in the Netherlands, is a holding company for shares of BGI and B.S.D.  The business address of Israel 18 is 4901 HW Oosterhout, Zandheuvel 52 B, the Netherlands.  GG is Chairman of the Board of Directors of B.S.D. and BGI, and Chairman of the Board of Directors of WIL and the Issuer.  In addition, GG is Chairman of the Supervisory Board of Platinum Bank, a retail bank located at 12 Amosova St., Kiev, Ukraine, and is Managing Partner of GHP Group Investment Bank, a privately-held investment bank located at 4 Muzeinuy Alley, Kiev, Ukraine. A citizen of the Israel, his residence or business address is 17/27B Khreschatik St., Kiev, Ukraine 01001.

Unless included above, set forth on Schedule I hereto, which is incorporated herein by reference, is the name, present business addresses, principal occupation or employment, name of organization where such employment is conducted, description of the principal business of such organization and citizenship of the directors and executive officers of each Reporting Person.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 or listed on Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D, "Source and Amount of Funds or Other Consideration" is amended by adding the following paragraph:

On December 9, 2015 and December 15, 2015, Zwi Williger ("ZW") and Joseph Williger ("JW"),  respectively, each exercised options to purchase 66,667 Ordinary Shares from the Issuer at $6.50 per share.  Pursuant to the Company Put Option, ZW and JW each sold 66,667 Ordinary Shares to B.S.D. on December 31 2015 for a price of $12 per share.  Working capital of B.S.D. was used to acquire the 133,334 Ordinary Shares for a total price of $1,600,008.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D, “Interest in Securities of the Issuer” is amended and restated to read as follows:

(a) and (b)

As of the date hereof, WIL owns directly (and therefore is considered the beneficial owner of) 8,177,453 Ordinary Shares, or approximately 61.76% of the outstanding Ordinary Shares.  Thus, as of the date hereof, WIL may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

WIL is controlled by its majority shareholder, B.S.D., which directly owns 771,075 Ordinary Shares.  B.S.D. is controlled by BGI, which directly owns 25.01% of B.S.D.'s outstanding shares and holds a power of attorney from its controlling shareholder, Israel 18, to vote an additional 19.01% of B.S.D.'s outstanding shares.  BGI is controlled by Israel 18, which owns 71.52% of the outstanding shares in BGI.  Israel 18 is controlled by GG, who owns both regular and preferred shares in Israel 18 which afford him 99.5% of its voting rights and 95% of its issued share capital.  Accordingly, B.S.D., BGI, Israel 18 and GG may each be deemed to beneficially own 8,948,528 Ordinary Shares (comprised of 8,177,453 Ordinary Shares held directly by WIL and 771,075 Ordinary Shares held directly by B.S.D), or approximately 67.58% of the outstanding Ordinary Shares.

Each Reporting Person disclaims beneficial ownership of any Ordinary Shares except to the extent of his or its pecuniary interest therein. Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c)           Except as set forth in this Amendment to Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 of this report has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.

(d)           No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The last paragraph of Item 6 of Schedule 13D filed on November 5, 2015, "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer" is amended and restated as follows:

Various Pledge Agreements

On August 14, 2013, BGI Investments (1961) acquired 20.01% of B.S.D.'s outstanding shares from Mr. Naftali Shani and Olamic Holding NV (collectively, "Shani"), Fortissimo Capital Management Ltd. ("Fortissimo") and others (collectively, the "Sellers").  Call options for approximately 19.01% of B.S.D.'s outstanding shares were subsequently assigned by BGI (with the consent of the Sellers) to Israel 18 (the "Call Options").  Upon exercise of the Call Options, Israel 18 paid approximately 72% of the consideration due upon exercise.  As security for payment of the full exercise price of such Call Options, Israel 18 pledged in favor of Fortissimo approximately 4.1% of the shares of B.S.D. ("Fortissimo Collateral Shares"); in favor of Shani, Israel 18 pledged approximately 67.7% of the shares of BGI (net of BGI's treasury shares) ("Shani BGI Shares") and approximately 9.34% of the shares of B.S.D. ("Shani BSD Shares") (Shani BGI Shares and Shani BSD Shares are referred to collectively as "Shani Collateral Shares").  Under the terms of such agreement, Fortissimo and Shani undertook to grant a proxy to act in favor of Israel 18 with regard to the shares of B.S.D. and BGI, as the case may be, which have been pledged in favor of each of them.

In addition, Israel 18 pledged in favor of S.G. Textile Holdings Ltd. and Z. Birinboim Holdings Ltd. (S.G. Textile Holdings Ltd. and Z. Birinboim Holdings Ltd. referred to collectively as "S.G.") approximately 3.78% of the shares of B.G.I.

On July 21, 2015, Israel 18 and Fortissimo reached an agreement with regard to the outstanding consideration due to Fortissimo (the "Fortissimo Agreement").  Under the terms of such agreement, the Fortissimo Collateral Shares will continue to be held by Fortissimo and would be transferred to Israel 18 following payment in full of the outstanding consideration due to Fortissimo.  In addition, Israel 18 assigned to Fortissimo its right to receive repayments on a $5 million loan provided by Israel 18 to BGI, provided that BGI shall have made complete payments to its Series 1 bondholders.  Finally, as part of the Fortissimo Agreement, Mr. Gurtovoy personally guaranteed the repayment of the outstanding consideration due by Israel 18 to Fortissimo, which is in addition to the existing agreement between Mr. Alexander Granovskyi and Fortissimo where Mr. Granovskyi guaranteed the same obligation.  On November 4, 2015, the Fortissimo Agreement was amended to postpone the payments due to Fortissimo.

Court Proceedings Regarding Various Pledge Agreements

On October 19, 2015, BGI received notice from Israel 18 that urgent motions had been filed against it in the District Court of Haifa for the liquidation of, and appointment of temporary liquidators over, Israel 18 by Fortissimo and S.G. (Fortissimo and S.G.  referred to collectively as the "Applicants") on the grounds that Israel 18 is not compliant with its debt obligations to the Applicants.  On November 3, 2015, Israel 18 reached a memorandum of understanding regarding an arrangement of its debts to Fortissimo and S.G.  Subsequent to this memorandum of understanding, the Applicants and Israel 18 filed a consent motion by which the court canceled a scheduled hearing regarding the liquidation of Israel 18 and determined as follows: Fortissimo was provided 30 days to notify the court if it seeks to maintain the liquidation motion; and, with regard to S.G., the court (1) validated the consent motion filed by the parties to the arrangement; and (2) ruled that S.G. would have until November 20, 2015 to petition the court  whether the agreements, as provided for in the consent motion, have been fulfilled.  On December 26, 2015, the court approved: (a) the dismissal of the motion for the appointment of temporary liquidators over Israel 18; (b) approved the removal of S.G. from the liquidation motion of Israel 18; and (c) ordered the dismissal of the liquidation motions.

On March 23, 2016, two applications were filed with the Haifa District Court relating to the above proceedings: one was a joinder petition by S.G. to the liquidation petition described above by which S.G. claimed that Israel 18 is in breach of its obligations to S.G. and to Fortissimo; and the second was an urgent motion for the appointment of temporary liquidators over Israel 18, which was submitted by the Applicants for the second time (the "Motion").  In the Motion it was argued that since the dismissal of the petition for the appointment of temporary liquidators, Israel 18 had violated the arrangements signed with the Applicants.  In a ruling dated March 24, 2016, the court scheduled a hearing for March 28, 2016 and stated that, until ruling on the Motion, Israel 18 is restricted from making any disposition of any assets or rights, and may  consent as a shareholder to any disposition of such assets or rights by any subsidiaries.  A response by Israel 18 is currently due April 12, 2016, and a hearing is scheduled for April 14, 2016.

Other Actions by Pledgees

In addition, on December 24, 2015. advocate Arnon Gitzelter, who to the best of the Issuer's knowledge holds in trust the Shani Collateral Shares (the "Trustee" or "Advocate Gitzelter"), sent a letter to the Tel Aviv Stock Exchange requesting the publication of an immediate announcement according to which, as a result of Israel 18’s violations of its obligations to Mr. Shani, Olamic Holdings NV and others (the "Beneficiaries"), full and clean ownership of the Shani Collateral Shares had apparently been transferred to the Trustee with the consent of Israel 18.  In response to this request, Israel 18 clarified in a letter dated December 27, 2015 to BGI, inter alia, that Israel 18 remains in a position of ownership of the Shani Collateral Shares.  Furthermore, Israel 18 sought to clarify that it is acting to repay the debt to the Beneficiaries, after which the pledge will expire.

On February 17, 2016, some of the directors of BGI received an email message from Shani which included an attached document entitled "Minutes of the Meeting of the Board of the Company held on February 17, 2016 at the offices of the Rothenstreich-Gitzelter Trust Company Ltd.”  In the minutes it was recorded that at "the special general meeting of the Company", held the same day, "directors were appointed" and it was resolved to "end the tenure" of the other directors.  In addition, the minutes indicated that, as a result of that "general meeting", a "board meeting" was held in which resolutions were adopted relating to (i) changes in the signatory rights of BGI, and (ii) a notice to convene a general meeting of shareholders of B.S.D.   It is BGI’s position that until such time as BGI receives the ruling of a competent authority regarding the above dispute between the parties, it will not accept the position of Advocate Gitzelter nor will it recognize the validity of the minutes provided by email from Shani.

Additional Court Proceeding

On February 28, 2016, Advocate Gitzelter and Shani (the "Applicants") filed a new motion in the Economic Department of the Court in Tel Aviv against BGI's directors (the "Respondents") seeking declaratory relief as follows: that the extraordinary general meeting of BGI shareholders held on February 17, 2016, as described above in the minutes from  Shani, was held in accordance with the law, that resolutions made regarding a change in the composition of the board were lawful, and that the directors elected at the said general meeting (in addition to the existing external director) are the Board of Directors of BGI (the "Originating Motion" or "Petition").  In its response, BGI said that it does not consider itself an active party in the dispute between Israel 18 and the Applicants, does not seek to determine the results of the dispute regarding its control, and would comply with any judicial decision in this regard.  In addition, Israel 18 submitted an urgent joinder petition to become a party to the proceedings.  A hearing was held on March 24, 2016, and a further hearing is scheduled for April 14, 2016 to allow Israel 18 time to file a response to the original motion.

Additional Related Actions

In addition, on February 3, 2016, B.S.D. received notice from the Trustee to convene an extraordinary general meeting of the shareholders of B.S.D. to replace the directors of B.S.D. (excluding the external directors) by those appointed by Mr. Shani.  The Board of B.S.D. resolved that until such time as it receives a ruling by a competent authority regarding the dispute between the parties, the Trustee's request is not in accordance with the law.

In addition, BGI has pledged to the trustee for the BGI Bonds (Series 1) (the "BGI Bonds Trustee") approximately 25% of the B.S.D. shares held by it and its subsidiary in order to secure the repayment of liabilities between BGI and the holders of the Debentures (Series 1).  BGI has repaid its obligations to the holders of the Debentures (Series 1), except for the reimbursement of Trustee expenses and costs, and legal fees (collectively, the "Expenses"). On March 28, 2016, following a clarification motion filed by the Trustee with the the court ruled that the Trustee may sell the shares of B.S.D. to pay such Expenses.  However BGI was given a 15-day extension to pay the expenses from some other source before the sale of the said shares would be permitted to proceed.

In connection with  the termination of the management service agreements between the Issuer and certain companies controlled by ZW and JW ("Termination of Management Service Agreements", as described in further detail in a Form 6-K by the Issuer on November 13, 2015), GG personally undertook to pay to ZW or JW (or certain companies controlled by ZW or JW) immediately upon demand the payment of $1,600,008 due in connection with the exercise of the Company Put Option.  This undertaking was effective on January 13, 2016 with approval by shareholders of the Issuer of the Termination of Management Service Agreements.

Item 7.   Material to be Filed as Exhibits.

Item 7 of Schedule 13D, “Material to be Filed as Exhibits” is amended and restated to read as follows:

Exhibits:

Number 99.1	Description Joint Filing Agreement among the Reporting Persons.

99.2
Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger dated March 2, 2014 (incorporated herein by reference to Exhibit 99.3 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.3
Amendment Number 1 dated March 6, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.4 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.4
Amendment Number 2 dated April 3, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.5 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.5
Amendment Number 3 dated March 30, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.6 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.6
Amendment Number 4 dated April 1, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.7 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.7
Personal undertaking dated November 13, 2015  by Gregory Gurtovoy to Zwi Williger, Zwi W. & Co. Ltd., Joseph Williger, Yossi Willi Management & Investments Ltd., and Y.M. Dekel – Holdings & Investments Ltd.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated: April 11, 2016	/s/ Gregory Gurtovoy
Gregory Gurtovoy

B.S.D. CROWN LTD.

By: /s/ Israel Yossef Schneorson
Name: Israel Yossef Schneorson
Title: Chief Executive Officer

WILLI-FOOD INVESTMENTS LTD.

By: /s/ Gregory Gurtovoy
Name: Gregory Gurtovoy Title: Chairman

By: /s/ Israel Yossef Schneorson
Name: Israel Yossef Schneorson Title: Deputy Chairman

Schedule 1

Unless otherwise provided in Item 2, set forth below are the names of the directors and executive officers of Israel 18 B.V., BGI Investments (1961) Ltd., B.S.D. Crown LTD., and Willi-Food Investments Ltd., and their present business addresses, principal occupation or employment, name of organization where such employment is conducted, description of the principal business of such organization and citizenship.  In addition, any service of such persons as officers or directors of the Issuer is also indicated.  The citizenship of all those listed below is Israel unless otherwise noted.

Name	Gershon Chanoch Windweboim	Israel Yossef Schneorson	Shneor Zalman Vigler
	Board of Directors of BGI, B.S.D., WIL and the Issuer	Director of BGI; CEO and Director of B.S.D.; Deputy Chairman of the Board of Directors of WIL; and director of Issuer.	Board of Directors of BGI, WIL and the Issuer
Residence or business address	Tibirias 8, Beni-Brak 51403, Israel	P.O Box 350, Kfar-Habad 60840, Israel	P.O.Box 192, Kfar-Habad, Israel
Present principal occupation or employment	Lawyer	CEO and Deputy Chairman of the Board of Directors of both BGI and B.S.D.
Name of corporation or organization where employed	Meir Mizrachi Law Firm	BGI and B.S.D.	The Jewish community in Odessa and Southern Ukraine
Address of corporation or organization where employed	14 Aba H. Silver Rd., Ramat Gan, Israel	Provided in Item 2	Osipova 21, Odessa, Ukraine
Description of principal business of corporation or organization where employed	Real estate and tax law	Provided in Item 2	Material and spiritual assistance to members of the Jewish community

Name	Alexander Gourtovoi *	Yossef Schvinger	Zvi Shur
	Director of Israel 18	Board of Directors of B.S.D.	Board of Directors of B.S.D.
Residence or business address	4901 HW Oosterhout, Zandheuvel 52 B, the Netherlands	HaKablan St. 12/14, Jerusalem, Israel	Hashoftim St. 57/20, Ramat Hasharon 47210, Israel
Present principal occupation or employment	Director and owner of Advent Finance BV	Director General of the National Center for the Development of Holy Sites in Israel	Director at Shemen Industries Ltd., Kardan Nadlan Ltd. and B.S.D.
Name of corporation or organization where employed	Advent Finance BV	National Center for the Development of Holy Sites in Israel	Shemen Industries Ltd., Kardan Nadlan Ltd. and B.S.D.
Address of corporation or organization where employed	Wijnbrugstraat 237, 3011XW Rotterdam, Netherlands	68 Kanfei Nesharim St., Jerusalem, Israel	Hashoftim St. 57/20, Ramat Hasharon 47210, Israel
Description of principal business of corporation or organization where employed	Provides financial planning and other financial services	Governmental corporation that supervises the maintenance and development of holy sites if Israel	Shemen Industries Ltd. produces various types of olive and other oils; Kardan Nadlan Ltd. is in the property and real estate business; B.S.D. is provided in Item 2

* Citizen of the Netherlands.

Name	Shalhevet Hasdiel	Emil Budilovsky	Iram Menachem Graiver
	Board of Directors of WIL	CEO, CFO, Company Secretary, and Director of BGI until March 20 2016, and Director of WIL and Issuer	CEO of WIL and Issuer
Residence or business address	15 Pinchas St., Bnei-Brak, Israel	132 Menachem Begin Road, Azrieli Center, Triangle Tower (40th Floor), Tel Aviv 6702301, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel
Present principal occupation or employment	Publisher, CEO, Editor and owner of magazine	VP of Business Development for B.S.D., CEO of WIL and Issuer	CEO of WIL and Issuer
Name of corporation or organization where employed	"FINE" magazine	B.S.D, WIL and Issuer	WIL and Issuer
Address of corporation or organization where employed	15 Pinhas St., Bnei-Brak, Israel	Provided in Item 2	4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106, Israel
Description of principal business of corporation or organization where employed	Publisher, editor, CEO, and responsible for finance and content of magazine FINE	Provided in Item 2	Importing and marketing of food products

Name	Oleksander Avdyeyev*	Shlomit Penn**	Israel Adler
	Board of Directors of BGI , B.S.D., WIL and the Issuer	Board of Directors of WIL	Board of Directors of WIL
Residence or business address	132 Menachem Begin Road, Azrieli Center, Triangle Tower (40th Floor), Tel Aviv 6702301, Israel	4 Tamrir St., Jaffa, Israel	18 Alterman, Kfar Sabba, Israel
Present principal occupation or employment	Board of Directors of BGI , B.S.D. and the Issuer	Consultant to high-tech companies mainly in the U.S. market regarding business development and sales	Advocate
Name of corporation or organization where employed	B.S.D, WIL and Issuer	Self-employed	Israel Adler Law Office
Address of corporation or organization where employed	Provided in Item 2	4 Tamrir St., Jaffa, Israel	7 Haumanim, Tel Aviv, Israel
Description of principal business of corporation or organization where employed	Provided in Item 2	N/A	Law office

* Citizen of the Ukraine.

** Citizen of both Israel and Poland.

Name	Pavel Buber
CFO of WIL and Issuer
Residence or business address	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel
Present principal occupation or employment	CFO of WIL and Issuer
Name of corporation or organization where employed	WIL and Issuer
Address of corporation or organization where employed	4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106, Israel
Description of principal business of corporation or organization where employed	Importing and marketing of food products